UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Rule 13d-2) (Amendment No. 4)*

eTelecare Global Solutions, Inc.
(Name of Issuer)

Common Shares, PhP2.00 par value
(Title of Class of Securities)

29759R102
(CUSIP Number)

Ayala Corporation Solomon M. Hermosura 32/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Metro Manila, Philippines 1226 (632) 841-5324
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29759R102
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). AYALA CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Republic of the Philippines
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 6,392,550 Shares (including both common shares and American Depositary Shares (“Shares”))
	8	Shared Voting Power Not applicable
	9	Sole Dispositive Power 6,392,550 Shares
	10	Shared Dispositive Power Not applicable
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,392,550 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable	☐
13	Percent of Class Represented by Amount in Row (11) 21.58%
14	Type of Reporting Person (See Instructions) HC (Control Person)

General

This Amendment No. 4 amends and supplements the statement on Schedule 13D (the “Schedule 13D”), filed with the United States Securities and Exchange Commission (the “Commission”) on May 8, 2007, as amended and supplemented by Amendment No. 1, filed with the Commission on November 20, 2007, Amendment No. 2, filed with the Commission on November 27, 2007, and Amendment No. 3 (“Amendment No. 3”), filed with the Commission on November 29, 2007.  Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.  The purpose of this Amendment No. 4 is to furnish the additional information contained herein.

The Reporting Person is a participant in the transaction described in Item 4 below together with Providence Equity Partners VI International L.P. (the “Sponsor”) and EGS Acquisition Co LLC (“BidCo”), a Delaware limited liability company formed by the Sponsor and Newbridge International Investment Ltd. (“Newbridge”) for the purpose of effecting the transaction described in Item 4 below.  As a result of the matters described in Item 4 below, the Reporting Person may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934 with the Sponsor and BidCo.  As a result, the Reporting Person may be deemed to beneficially own any Shares that may be beneficially owned by the Sponsor or BidCo.  This Schedule 13D will be amended, or one or more additional statements on Schedule 13D will be filed, as necessary and appropriate to reflect the Shares, if any, owned by the Sponsor or BidCo.  The Reporting Person hereby disclaims beneficial ownership of any Shares that may be beneficially owned by the Sponsor.

The information set forth in the Exhibits to this Amendment No. 4 is hereby expressly incorporated herein by reference, and the responses to each item of this Amendment No. 4 are qualified in their entirety by the provisions of such Exhibits.

Item 1.  Security and Issuer

No change.

Item 2.  Identity and Background

The name of the person filing this statement is Ayala Corporation.

Ayala Corporation wholly owns Azalea International Venture Partners Ltd., a British Virgin Islands or “BVI” company, and Azalea International Venture Partners Ltd. in turn wholly owns LiveIt Investments Limited, a BVI company, which, in turn, wholly owns Newbridge, also a BVI company.

The principal office of Ayala Corporation is 34th Floor Tower & One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226.

The principal offices of Azalea International Venture Partners Ltd., LiveIt Investments Limited and Newbridge are c/o 33rd Floor Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226.

The name, business address, present principal occupation or employment, principal business address and citizenship of each director and executive officer of Ayala Corporation, Azalea International Venture Partners Ltd., LiveIt Investments Limited and Newbridge are set forth in the attached Schedule A.

Ayala Corporation is the holding company of the Ayala group with principal business interests in real estate and hotels, financial services and bancassurance, telecommunications, electronics, information technology and business process outsourcing services, utilities, automotives, international and other sectors.

Azalea International Venture Partners Ltd., LiveIt Investments Limited and Newbridge are offshore investment vehicles utilized by Ayala Corporation for its various investments in the business process outsourcing, technology and other sectors.

During the last five years, none of Ayala Corporation, Azalea International Venture Partner Ltd., LiveIt Investments Limited and Newbridge, and to the best of their knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

With respect to the Offer as defined and described in Item 4 below (which Item 4 is incorporated herein by reference), the Reporting Person estimates that the amount of funds necessary to complete the Offer is approximately $290 million (based on the Offer Price (as defined in Item 4 below)).  As described in further detail in Item 4 below, it is anticipated that the funding for the Offer will be in the form of up to $150 million in cash to be contributed by Newbridge to BidCo, pursuant to the Equity Commitment Letter (as defined in Item 4 below), and up to $150 million in cash to be contributed by the Sponsor to BidCo pursuant to its equity commitment letter.

It is anticipated that the funds to be contributed by Newbridge to BidCo will be contributed to Newbridge indirectly from Ayala Corporation from general corporate funds.  Newbridge has also agreed, pursuant to the Support Agreement (as defined in Item 4 below), to tender its Shares in the Offer and anticipates receiving approximately $57,532,950 in gross proceeds from the sale of such Shares.

The information set forth in response to this Item 3 is qualified in its entirety by reference to the Acquisition Agreement (as defined in Item 4), the Equity Commitment Letter and the Support Agreement, which are incorporated herein by reference.

Item 4.  Purpose of Transaction

Item 4 is amended and restated by the following:

On September 19, 2008, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) by and between the Issuer and BidCo.  A copy of the press release announcing the transaction is attached as Exhibit 7.07 to this statement.

Under the terms of the Acquisition Agreement, BidCo will commence a tender offer in the Philippines and the United States (the “Offer”), which may be amended from time to time in accordance with the terms of the Acquisition Agreement, to purchase all of the Issuer’s outstanding Shares, at a price per share in cash of $9.00 (the “Offer Price”).  Subject to the terms of the Acquisition Agreement, it is anticipated that the Offer will commence no later than 25 business days after the public announcement of the entry into the Acquisition Agreement on September 19, 2008.  Completion of the Offer is subject to various conditions, including that at least 66.67% of the issued and outstanding Shares have been tendered into the Offer, U.S. antitrust approval having been obtained and other customary conditions.  Upon the completion of the Offer, it is contemplated that the ADSs will be delisted from the Nasdaq Global Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, and the Issuer’s common shares will be delisted from the Philippines Stock Exchange, Inc. and deregistered pursuant to the Securities Regulation Code of the Philippines.  A copy of the Acquisition Agreement is attached as Exhibit 7.01 to this statement and is incorporated herein by reference.

Concurrently with the execution of the Acquisition Agreement, Newbridge delivered to BidCo an equity commitment letter (the “Equity Commitment Letter”).  Pursuant to the Equity Commitment Letter, Newbridge will contribute or cause to be contributed to BidCo up to $150 million in cash.  A copy of the Equity Commitment Letter is attached as Exhibit 7.02 to this statement and is incorporated herein by reference. The Sponsor also entered into an equity commitment letter with BidCo pursuant to which it will contribute or cause to be contributed to BidCo up to $150 million in cash.  The contributed funds will be used by BidCo to fund the Offer Price, any other amounts to be paid by BidCo to any person on the acceptance date of the Offer and related expenses.

Concurrently with the execution of the Acquisition Agreement, Newbridge entered into a Support Agreement (the “Support Agreement”) with BidCo.  Pursuant to the Support Agreement, Newbridge has agreed to tender its Shares into the Offer and not to withdraw any of its Shares from the Offer.  Newbridge has also agreed to vote its Shares (i) in favor of (A) any adoption of the Acquisition Agreement and approval of the transactions contemplated thereby, (B) any individuals nominated by BidCo to be directors of the

Issuer, (C) any other matter necessary for the consummation of the transactions contemplated by the Acquisition Agreement and the Offer and (ii) against (A) any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Issuer in the Acquisition Agreement, (B) any extraordinary corporate transaction, (C) any agreement or other action that is intended to or could reasonably be expected to prevent, frustrate, impede, interfere with, delay, postpone or discourage the consummation of the Offer and (D) any amendment of any the organizational documents of the Issuer or change in the voting rights of any class of its capital stock, and has granted an irrevocable proxy with respect to its Shares to BidCo until the Acquisition Agreement is terminated in accordance with its terms or the Offer is terminated or withdrawn.  A copy of the Support Agreement is attached as Exhibit 7.03 to this statement and is incorporated herein by reference.

In connection with the transactions contemplated by the Acquisition Agreement, the Sponsor and Newbridge entered into the Interim Investors Agreement (the “Investors Agreement”).  The Investors Agreement governs the management of BidCo until the completion of the Offer and certain other matters as between the Sponsor and Newbridge.  Upon the completion of the Offer, it is contemplated that Newbridge and the Sponsor will enter into a customary shareholders’ agreement.  A copy of the Investors Agreement is attached as Exhibit 7.04 to this statement and is incorporated herein by reference.

Concurrently with the execution of the Acquisition Agreement, Newbridge also entered into a Limited Guarantee (the “Limited Guarantee”) in favor of the Issuer.  Pursuant to the terms of the Limited Guarantee, Newbridge has agreed to pay to the Issuer 50% of (i) BidCo’s payment obligations to the Issuer in respect of the termination fee of $14.5 million under the terms of the Acquisition Agreement if and when due and (ii) BidCo’s obligations for breach of the terms of the Acquisition Agreement; provided that Newbridge’s maximum liability under the Limited Guarantee shall not exceed $7.25 million in the aggregate.  The Sponsor also entered into a similar limited guarantee in favor of the Issuer.  A copy of the Limited Guarantee is attached as Exhibit 7.05 to this statement and is incorporated herein by reference.

As an inducement to the Issuer to enter into the Acquisition Agreement, Newbridge agreed to enter into a Standstill Agreement (the “Standstill Agreement”) with the Issuer, which would place certain restrictions on the actions of Newbridge and its affiliates in the event that the Acquisition Agreement is terminated and the Offer has not been completed.  Pursuant to the Standstill Agreement, if the Acquisition Agreement is terminated and the Offer has not been completed, Newbridge and its affiliates shall be prohibited, subject to certain specified exceptions, acting along or in concert with others, from (i) directly or indirectly acquiring in excess of 32% of the outstanding Shares, (ii) publicly offering, seeking or proposing any merger, consolidation, business combination transaction, tender offer or exchange offer for at least 50% of the outstanding Shares or (iii) seeking to nominate or elect more than two out of seven directors of the Issuer.  Depending upon the circumstances of the termination of the Acquisition Agreement, (i) the duration of the standstill ranges from 6 months to 18 months to three years and (ii) in the case of a standstill of 18 months or three years, following the expiration of the standstill, during an additional period of 6 months or two years, respectively, Newbridge and its affiliates shall not acquire or agree to acquire Shares in excess of 32% of the outstanding Shares without notifying the Issuer of such intent not less than 25 business days prior thereto and, at the option of the Issuer, being restricted from making any such acquisition for an additional six-month period.  During the standstill period and any additional period as describe above, Newbridge has agreed that, if the board of directors of the Issuer and the holders of a majority of the outstanding Shares approve a merger, consolidation, business combination transaction, tender offer or exchange offer for at least 50% of the outstanding Shares with a party other than Newbridge, Newbridge and its affiliates who hold Shares will (i) vote any Shares they have acquired in excess of the 6,392,550 Shares that Newbridge currently owns in favor of such transaction or (ii) sell or transfer any such excess Shares to the purchaser in such transaction on the same terms and conditions as all other shareholders of the Issuer.  Newbridge at all times would be permitted to vote or dispose of the 6,392,550 Shares it currently owns in its sole discretion.

A copy of the Standstill Agreement is attached as Exhibit 7.06 to this statement and is incorporated by reference herein.

Information set forth in response to this Item 4 is qualified in its entirety by reference to the Acquisition Agreement, the Equity Commitment Letter, the Support Agreement, the Investor Agreement, the Limited Guarantee and the Standstill Agreement, each of which is filed as an exhibit hereto and is incorporated herein by reference.

Other than as described above, the Reporting Person does not have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of the instructions of Schedule 13D, although the Reporting Person reserves the right to develop such plans or proposals.

Item 5.  Interest in Securities of the Issuer

Item 5 is amended and restated by adding the following:

(a)      Ayala Corporation, through the investment vehicles mentioned in Item 2 above, and for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 6,392,550 Shares, representing approximately 21.58% of the outstanding Shares of the Issuer as of September 19, 2008 as represented and warranted by the Issuer in the Acquisition Agreement.

Except as set forth in this Item 5(a), none of Newbridge, and, to the best of its knowledge, any persons named in Schedule A hereto, owns beneficially any Shares, except for Alfredo I. Ayala, who, in his personal capacity, beneficially owns 428,750 options to acquire Shares and 11,360 RSUs. The options were awarded to Mr. Ayala in 2004-2006 as part of his compensation for serving as the Issuer’s Chief Executive Officer and the RSUs were awarded to him for his services as a director of the Issuer.  Ayala Corporation affirmatively disclaims any beneficial ownership interest in the options to acquire Shares or RSUs held by Mr. Ayala in his personal capacity.

(b)      Ayala Corporation, through the investment vehicles mentioned in Item 2 above, has sole power to vote and to dispose of the 6,392,550 Shares.

(c)      Not applicable.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and restated by the following:

Each of the Acquisition Agreement, the Equity Commitment Letter, the Support Agreement, the Investors Agreement, the Limited Guarantee and the Standstill Agreement (each of which is defined and described in Item 4, which definitions and descriptions are incorporated herein by reference) are filed as exhibits hereto and are incorporated by reference in their entirety into this Item 6.

Except as described in this Item 6, to the best knowledge of Ayala Corporation, Azalea International Venture Partners Ltd., LiveIt Investments Limited and Newbridge, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

 Item 7.  Material to be Filed as Exhibits

Exhibit 7.01: Acquisition Agreement by and between eTelecare Global Solutions, Inc. and EGS Acquisition Co LLC, dated September 19, 2008.

Exhibit 7.02: Equity Commitment Letter of Newbridge International Investment Ltd., dated September 19, 2008.

Exhibit 7.03: Support Agreement between EGS Acquisition Co LLC and Newbridge International Investment Ltd., dated September 19, 2008.

Exhibit 7.04: Interim Investors Agreement between Newbridge International Investment Ltd. and Providence Equity Partners VI International L.P., dated September 19, 2008.

Exhibit 7.05: Limited Guarantee by Newbridge International Investment Ltd. in favor of eTelecare Global Solutions, Inc, dated September 19, 2008.

Exhibit 7.06: Standstill Agreement between eTelecare Global Solutions, Inc. and Newbridge International Investment Ltd., dated September 19, 2008.

Exhibit 7.07: Press Release, dated September 19, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 19, 2008
Date

/s/ Solomon M. Hermosura
Signature

Solomon M. Hermosura Managing Director
(Name/Title)

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

AYALA CORPORATION

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Ayala Corporation (“Reporting Person”) are set forth below.

Name	Employer & Business Address	Occupation/Position	Citizenship
Jaime Augusto Zobel de Ayala II	Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director; Chairman and CEO of Ayala Corporation	Filipino
Fernando Zobel de Ayala	Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director; President and COO of Ayala Corporation	Filipino
Mercedita S. Nolledo	Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director; Senior Managing Director; Senior Counsel & Corporate Secretary of Ayala Corporation	Filipino
Delfin L. Lazaro	Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director of Ayala Corporation; Chief Executive Officer of AC Capital	Filipino
Xavier P. Loinaz	c/o Bank of the Philippine Islands 19/F BPI Head Office Ayala Avenue corner Paseo de Roxas, Makati City, Philippines 1226	Director of Ayala Corporation; Director of Bank of the Philippine Islands; Director of Globe Telecom Inc.	Filipino
Meneleo J. Carlos, Jr.	c/o RI Chemical Corporation E. Rodriguez Ave., Bgy. Bagong Ilog, Pasig City, Philippines	Director; Chairman and President of RI Chemical Corporation; President of Resins, Inc.; President of Riverbanks Development Corporation; Director of Integrated Micro-electronics, Inc.	Filipino
Toshifumi Inami	c/o Mitsubishi Corporation 52/F PBCom Tower VA Rufino St., Makati City, Philippines	Director; General Manager of Mitsubishi Corporation-Manila Branch; Senior Vice President of Mitsubishi Corporation-Tokyo, Japan	Japanese
Rufino Luis T. Manotok	Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Senior Managing Director; Corporate Information Officer; Chief Finance Officer of Ayala Corporation	Filipino
Ramon G. Opulencia	Ayala Corporation 33/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Managing Director; Treasurer of Ayala Corporation	Filipino

Renato O. Marzan	Ayala Corporation 33/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Managing Director; General Counsel; Asst. Corporate Secretary; Compliance Officer of Ayala Corporation	Filipino
John Philip S. Orbeta	Ayala Corporation 32/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Managing Director of Ayala Corporation	Filipino

DIRECTORS AND EXECUTIVE OFFICERS OF

AZALEA INTERNATIONAL VENTURE PARTNERS LTD.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Azalea International Venture Partners Ltd. (“Azalea”) are set forth below.

Name	Employer & Business Address	Occupation/ Position	Citizenship
Delfin L. Lazaro	c/o Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director; Chief Executive Officer of AC Capital	Filipino
Ricardo N. Jacinto	c/o Ayala Corporation 32/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director; Managing Director of Ayala Corporation	Filipino
Gerardo C. Ablaza, Jr.	c/o Globe Telecom 5/F Globe Telecom Plaza Pioneer cor Madison Sts. Mandaluyong City, Philippines	Director; President of Globe Telecom Inc.; Senior Managing Director of Ayala Corporation	Filipino
Rufino Luis T. Manotok	c/o Ayala Corporation 34/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director; Senior Managing Director Corporate Information Officer; Chief Finance Officer of Ayala Corporation	Filipino
Charles C. Cosgrove	c/o Ayala International Raffles City Tower #320-03 A Singapore	Director; Senior Managing Director of Ayala Corporation; CEO of AG Holdings, Ltd	American

DIRECTORS AND EXECUTIVE OFFICERS OF

LIVEIT INVESTMENTS LIMITED

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of LiveIt Investments Limited (“LiveIt”) are set forth below.

Name	Employer & Business Address	Occupation/ Position	Citizenship
Alfredo I. Ayala	c/o Ayala Corporation 32/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director; Managing Director of Ayala Corporation	Filipino
Renato O. Marzan	c/o Ayala Corporation 33/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director; Managing Director, General Counsel, Asst. Corporate Secretary & Compliance Officer of Ayala Corporation	Filipino

DIRECTORS AND EXECUTIVE OFFICERS OF

NEWBRIDGE INTERNATIONAL INVESTMENT LTD.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Newbridge International Investment Ltd. are set forth below.

Name	Employer & Business Address	Occupation/ Position	Citizenship
Alfredo I. Ayala	c/o Ayala Corporation 32/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director; Managing Director of Ayala Corporation	Filipino
Renato O. Marzan	c/o Ayala Corporation 33/F Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director; Managing Director, General Counsel, Asst. Corporate Secretary & Compliance Officer of Ayala Corporation	Filipino